November 8, 2017

Mr. Donald E. Field Office of Transportation and Leisure U.S. Securities and Exchange Commission Washington D.C. 20549 Mail Stop 3561 Phone: (202) 551-3680	VIA EDGAR
Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-220619) of Monaker Group, Inc. (the “Registrant”)

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Monday, November 13, 2017, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any comments or questions to our counsel, John S. Gillies, of The Loev Law Firm, PC, at (832) 380-4730.

Sincerely,

/s/ William Kerby
William Kerby
Chief Executive Officer

Monaker Group • 2690 Weston Road, Suite 200 • Weston, Florida 33331

Phone: (954) 888-9779 • Fax: (954) 888-9082 • Website: www.monakergroup.com